March 12, 2021

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Ikena Oncology, Inc.

645 Summer Street, Suite 101

Boston, MA 02210

Telephone: (857) 273-8343

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kasey Robinson

Suzanne Hayes

RE: Ikena Oncology, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-253919

CIK No. 0001835579

Rule 83 Confidential Treatment Request by Ikena Oncology, Inc.

Dear Ms. Robinson and Ms. Hayes:

On behalf of Ikena Oncology, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 6, 2021 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on January 8, 2021, resubmitted confidentially to the Commission on February 11, 2021 and subsequently publicly filed by the Company with the Commission on March 5, 2021 (File No. 333-253919) (the “Registration Statement”), we submit this supplemental letter to further address comment 4 of the Original Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

CONFIDENTIAL TREATMENT REQUESTED BY

IKENA ONCOLOGY, INC.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Mark Manfredi, Ph.D., President and Chief Executive Officer, Ikena Oncology, Inc., 645 Summer Street, Suite 101, Boston, MA 02210 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

4. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

As presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Use of Estimates – Stock-Based Compensation” in the Company’s Registration Statement, the following table summarizes by grant date the number of shares subject to options granted between January 1, 2019 and March 2, 2021, the per share exercise price of the options and the fair value of common stock underlying the options on each grant date:

Grant Date	Type of Award	Number of Common Shares	Exercise Price of Award per Share	Fair Value of Common Stock per Share on Grant Date		Per Share Estimated Fair Value of Award	Date of third-party valuation
March 20, 2019	Option	6,633,540	$0.58	$0.58		$0.36	January 14, 2019
May 16, 2019	Option	1,898,181	$0.58	$0.58		$0.37	January 14, 2019
July 11, 2019	Option	875,584	$0.58	$0.58		$0.35	January 14, 2019
October 18, 2019	Option	1,338,858	$0.58	$0.58		$0.35	January 14, 2019
December 6, 2019	Option	654,633	$0.63	$0.63		$0.38	November 15, 2019
May 6, 2020	Option	440,024	$0.63	$0.63		$0.41	November 15, 2019
July 23, 2020	Option	1,388,269	$0.63	$0.77	(1)	$0.52	July 1, 2020
February 12, 2021	Option	15,167,545	$1.10	$1.10		$0.70	December 18, 2020
March 2, 2021	Option	1,815,973	$1.10	$1.10		$0.71	December 18, 2020

CONFIDENTIAL TREATMENT REQUESTED BY

IKENA ONCOLOGY, INC.

(1)

At the time of the option grants on July 23, 2020, our board of directors determined that the fair value of our common stock of $0.63 per share calculated in the contemporaneous valuation as of November 15, 2019 reasonably reflected the per share fair value of our common stock as of the grant date. However, in connection with a retrospective fair value assessment, the fair value of our common stock at the date of these grants was adjusted to $0.77 per share for accounting purposes.

The third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”), and were prepared using either the option-pricing method (“OPM”) or the hybrid method, both of which used market approaches to estimate the Company’s enterprise value. The hybrid method is a hybrid between the probability-weighted expected return method (“PWERM”) and the OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value in at least one scenario.

The PWERM involves a forward-looking analysis of the potential future outcomes available to the enterprise, the estimation of future value and present value under each outcome, and the application of a probability factor to each outcome as of the valuation date. Unlike the PWERM, the OPM begins with the current equity value and estimates the future distribution of outcomes using a lognormal distribution around that current value. The OPM treats common and preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preference of the preferred stock. In the PWERM and the OPM, a discount for lack of marketability (“DLOM”) is applied to the value indicated for the common stock.

January 14, 2019 Valuation

The third-party valuation as of January 14, 2019 was based on the OPM utilizing the Market Approach, specifically a weighted average of the asset accumulation method, the guideline transaction method and the guideline public company (“GPC”) method. The equity value of the Company was determined taking into account (i) the December 18, 2018 merger transaction between the Company and Arrys, pursuant to which each share of Arrys Series A preferred stock was exchanged for the right to receive 1.5801 shares of Company Series A-1 preferred stock, and common option shares were exchanged using the same ratio and (ii) the terms of the January 14, 2019 master collaboration agreement with Celgene, pursuant to which Celgene made an up-front payment of $80.5 million and acquired 14,545,450 shares of Company Series A-1 preferred stock at a purchase price of $1.00 per share. A DLOM of 28.0% was applied, which was derived from a put option calculation.

The Board relied, in part, on the results of the January 14, 2019 valuation in its determination of the fair value of common stock of $0.58 per share for the 10,746,163 options granted from March 20, 2019 through October 18, 2019. Between January 14, 2019 and October 18, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments that would impact the per share value of the Company’s common stock.

November 15, 2019 Valuation

The third-party valuation as of November 15, 2019 was based on the OPM utilizing the GPC method under Market Approach. The increase in valuation was in part due to the Company’s ongoing research and development activities, including its progress in the trials for IK-007 and an IND filing for IK-175; however, it did not achieve any significant scientific, financing or other milestones during this period necessary for a successful exit. A DLOM of 26.0% was applied, which was implied by a put option calculation.

The Board relied, in part, on the results of the November 15, 2019 valuation in its determination of the fair value of common stock of $0.63 per share for the 1,094,657 options granted from December 6, 2019 through May 6, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY

IKENA ONCOLOGY, INC.

Between November 15, 2019 and May 6, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments that would impact the per share value of the Company’s common stock

The options to purchase 440,024 shares of common stock issued in May occurred in the onset of the COVID-19 pandemic. In response to the pandemic, the Company adjusted its operational and financing plans due to work from home orders and other risks and uncertainties applicable to clinical stage biotechnology companies during this time period. In addition, the Company observed broad U.S. and worldwide market volatility, uncertainty around investor interest in public offerings, concerns regarding unemployment rates, and unsettled debt financing markets.

July 1, 2020 Valuation

A retrospective third-party appraisal used a hybrid PWERM to estimate the value of the Company’s common stock as of July 1, 2020. The Company used this valuation for the 1,388,269 options granted on July 23, 2020. Two scenarios were considered, an IPO scenario and a remain-private scenario. In the IPO scenario, the GPC method was used to estimate our future value in an IPO. The GPCs consisted of a group of clinical-stage companies with recent IPOs. The IPO market for biotechnology IPOs improved since the Company’s prior valuation, including 13 biotechnology IPOs that were completed in May and June 2020, of which a majority priced at or above the mid-point of the price range included in the respective registration statements. The Company’s estimated future IPO value was adjusted for dilution associated with a prospective Series B financing and converted to present value. A DLOM of 20% was applied, which was implied by a put option calculation and a weight of 5% was assigned to the IPO scenario.

In the remain private scenario, the value of the Company’s equity in a successful exit was adjusted for dilution associated with a prospective Series B financing, present value, the risk associated with clinical milestones, and the probability of achieving a successful exit. The OPM was used to allocate the weighted-average equity value to the Company’s preferred and common shares. A DLOM of 28% was applied and a weight of 95% was assigned to the remain-private scenario.

October 1, 2020 Valuation

In order to estimate the fair value of the Company’s common stock in connection with the Company’s acquisition of Amplify Medicines, Inc. (“AMI”) in October 2020, a contemporaneous third-party appraisal was done using a hybrid PWERM to estimate the value of the Company’s common stock as of October 1, 2020, which was determined to be $0.92. Two scenarios were considered, an IPO scenario and a remain-private scenario. In the IPO scenario, the GPC method was used to estimate our future value in an IPO. The GPCs consisted of a group of clinical-stage companies with recent IPOs. The Company’s estimated future IPO value was adjusted for dilution associated with a prospective Series B financing and converted to present value. A DLOM of 17% was applied, which was implied by a put option calculation, and a weight of 30% was assigned to the IPO scenario.

In the remain private scenario, the value of the Company’s equity in a successful exit was adjusted for dilution associated with a prospective Series B financing, present value, the risk associated with clinical milestones, and the probability of achieving a successful exit. The OPM to allocate the equity value to the Company’s preferred and common shares. A DLOM of 29% was applied to the Company’s common stock and a weight of 70% was assigned to the remain-private scenario.

December 18, 2020 Valuation

As market conditions began to improve, the Company reassessed the possibility of an IPO with its Board. On December 2, 2020, the Company initiated efforts with investment bankers and advisors to complete a confidential draft registration statement filing. In addition, the Company considered the issuance and sale of 85,806,214 shares of Series B preferred stock at a price per share of $1.3985 for gross proceeds of $120 million to existing and crossover investors, which occurred on December 21, 2020. Consequently, the Company obtained a third-party valuation of its common stock as of December 18, 2020, which included the Series B closing.

CONFIDENTIAL TREATMENT REQUESTED BY

IKENA ONCOLOGY, INC.

The hybrid PWERM used in the December 18, 2020 valuation included the following two scenarios: the IPO scenario, which contemplated the closing of an IPO in the second quarter of 2021, and the remain private scenario, which allocated equity value using the OPM. The equity value in the IPO scenario was based on the GPC method, using recent IPOs as the peer group. The remain-private scenario relied on an OPM backsolve calculation to the implied value of the Company’s Series B preferred stock in the remain private scenario, based on the issuance price and estimated value in the IPO scenario.

The DLOM applied to the fair value of common stock was estimated using a put option analysis. The value of the common stock of $1.10 was based on a weighted average of the IPO and stay private scenarios. In the IPO scenario, a put option model was used to estimate a DLOM of 15%, which was applied to the value of the Company’s common stock. A weight of 70% was assigned to the IPO scenario. In the remain private scenario, a DLOM of 31% was applied to the value of the Company’s common stock, which was implied using a put option calculation, and a weight of 30% was assigned to the remain private scenario.

The principal factors contributing to the increase in the fair value of common stock from July 23, 2020, the most significant option grant in 2020, to the December 18, 2020 valuation were as follows:

•

On December 21, 2020, the Company closed its Series B financing with crossover investors. The Company closed the Series B financing at $1.3985 per share compared to the Series A financing of $1.00 per share.

•

The Company continued its specific program and platform research during this period despite the intermittent challenges of the COVID-19 pandemic and, with some prioritization and relocation of resources, largely maintained its development timelines through this period.

•	The organizational meeting for an IPO occurred on December 2, 2020, which increased the probability of an IPO.

•

The overall oncology biotech IPO market continued to do well in 2020 despite the ongoing impact of the COVID-19 pandemic, with 21 IPOs priced during 2020 compared to 10 total comparable IPOs priced during 2019.

•

In 2020, the Nasdaq Global Market was up approximately 42% as compared to 2019 and the Nasdaq biotech index was up approximately 26% as compared to 2019, despite the ongoing impact of the COVID-19 pandemic in the economy more broadly.

The Board relied, in part, on the results of the December 18, 2020 valuation in its determination of the fair value of common stock of $1.10 per share for its grant of 15,167,545 options on February 12, 2021 and its grant of 1,815,973 options on March 2, 2021. Between December 18, 2020 and March 2, 2021 the Company continued to operate its business in the ordinary course and there were no significant developments that would impact the per share value of the Company’s common stock that would impact the per share value of the Company’s common stock.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by the Company based, in part, on discussions between the Company and the underwriters. Prior to March 9, 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	the progress and stage of development of the Company’s development programs.

CONFIDENTIAL TREATMENT REQUESTED BY

IKENA ONCOLOGY, INC.

In addition, the Company believes that the fair value of the Company’s common stock as of December 18, 2020 of $1.10 per share, which does not reflect the anticipated Stock Split, was appropriate at the time when compared with the Preliminary Price Range of $[***] to $[***] per share, based on the following factors:

•

The IPO scenario under the PWERM in the December 18, 2020 valuation estimated a future common stock value in an IPO of $1.86 per share, prior to conversion to present value and the application of a DLOM. Between December 18, 2020 and March 2, 2021, IPOs for oncology biotech companies continued to be priced at a premium. The median step up of biotech company IPOs in 2020 was 1.5x, which increased to 1.7x for the 12 biotech company IPOs in 2021 as of March 12, 2021, accounting for the increase from December 18, 2020 to March 12, 2021.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s valuation of the Company’s common stock as of December 18, 2020, which considered an additional potential outcome. Specifically, in the December 18, 2020 third-party valuation, the probability weightings for the IPO and stay private scenarios were 70.0% and 30.0%, respectively. If the Company had applied a weighting of 100% to the IPO scenario, the value indicated for the Company’s common stock as of December 18, 2020 would have been $1.86 per share (prior to conversion to present value, the application of a DLOM, or other adjustments).

•

The Preliminary Price Range necessarily assumes that all of the Company’s preferred stock has converted into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	On March 5, 2021, the Company publicly filed a registration statement for the IPO, a significant step towards completion.

•

The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the common stock valuation dated December 18, 2020. The discount for lack of marketability in the valuation that was applied to the IPO scenario was 15.0%. If the December 18, 2020 valuation had used a DLOM of 0%, the value indicated for of the common stock would have been $1.86 per share in the IPO scenario (prior to conversion to present value).

•	The net proceeds from the IPO will provide the Company with a stronger consolidated balance sheet and a greater liquidity position in the public market.

•	Recent market data suggested potentially favorable market conditions for companies similar to the Company for pursuing and completing initial public offerings.

The Company believes that its historical valuations were appropriate and that in light of the factors above, the Preliminary Price Range for the IPO is reasonable. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY

IKENA ONCOLOGY, INC.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1927 or William D. Collins at (617) 570-1447.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ Stephanie Richards
Stephanie Richards

cc:	Mark Manfredi, Ikena Oncology, Inc.
Douglas Carlson, Ikena Oncology, Inc.
Richard Hoffman¸ Goodwin Procter LLP
William D. Collins, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY

IKENA ONCOLOGY, INC.